300 North LaSalle
Chicago, IL 60654
Robert Goedert, P.C.	United States
To Call Writer Directly:		Facsimile:
+1 312 862 7317	+1 312 862 2000	+1 312 862 2200
rgoedert@kirkland.com
www.kirkland.com

July 19, 2021

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Henderson
Marc Thomas
Jessica Livingston
David Lin

Re:	Ryan Specialty Group Holdings, Inc.
Registration Statement on Form S-1
Filed June 21, 2021
Amendment No. 1 to Registration Statement on Form S-1
Filed June 29, 2021
Amendment No. 2 to Registration Statement on Form S-1 Filed July 12, 2021 File No. 333-257233

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Ryan Specialty Group Holdings, Inc., a Delaware corporation (the “Company”), has today submitted to the Securities and Exchange Commission

Austin    Bay Area    Beijing    Boston    Brussels     Dallas    Hong Kong    Houston    London    Los Angeles    Munich    New York     Paris    Shanghai    Washington, D.C.

Securities and Exchange Commission

July 19, 2021

(the “SEC”) an Amendment No. 3 (the “Amendment”), amending Amendment No. 2 to the Registration Statement on Form S-1, which was filed on July 12, 2021 (File No. 333-257233) (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the oral comments received from the staff of the SEC (the “Staff”) relating to the Registration Statement. Following discussions with the Staff, the Company has revised the Dilution and Unaudited Combined Pro Forma Financial Information portions of the Registration Statement to include additional disclosure regarding the calculations of certain figures therein. In addition to addressing comments raised orally by the Staff, the Company has revised the Registration Statement to update certain other disclosures.

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We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or, in my absence, Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Patrick Ryan
Chief Executive Officer, Ryan Specialty Group Holdings, Inc.